SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

INSILICON CORPORATION
(Name of Subject Company (Issuer))

FERRITE ACQUISITION CORP.
SYNOPSYS, INC.
(Names of Filing Persons (Offeror))

Common Stock
(Title of Class of Securities)

45769H108
(CUSIP Number of Class of Securities)

Aart J. De Geus
Chief Executive Officer
Synopsys, Inc.
700 East Middlefield Road
Mountain View, CA 94043
(650) 584-5000
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:
Aaron J. Alter, Esq.
Steve Camahort, Esq.
Wilson Sonsini Goodrich & Rosati
650 Page Mill Road
Palo Alto, California 94304
(650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee

Not Applicable	Not Applicable

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:

Registration No.:	Date Filed:

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Tender Offer Statement on Schedule TO relates to a planned tender offer by Ferrite Acquisition Corp., a Delaware corporation (“Merger Sub”) and a wholly-owned subsidiary of Synopsys, Inc., a Delaware corporation (“Synopsys”), for all of the outstanding shares of common stock of inSilicon Corporation, a Delaware corporation (“inSilicon”), to be commenced pursuant to an Agreement and Plan of Merger, dated as of July 23, 2002, by and among Synopsys, Merger Sub and inSilicon.

The description contained herein is neither an offer to purchase nor a solicitation of an offer to sell shares of inSilicon. At the time the tender offer is commenced, Merger Sub and Synopsys intend to file a Tender Offer Statement on Schedule TO containing an offer to purchase, forms of letters of transmittal and other documents relating to the tender offer, and inSilicon intends to file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. Merger Sub, Synopsys and inSilicon intend to mail these documents to the stockholders of inSilicon. These documents will contain important information about the tender offer and stockholders of inSilicon are urged read them carefully when they become available. Stockholders of inSilicon will be able to obtain a free copy of these documents (when they become available) at the website maintained by the Securities and Exchange Commission at www.sec.gov. In addition, stockholders will be able to obtain a free copy of these documents (when they become available) from Synopsys by contacting Synopsys at 700 East Middlefield Road, Mountain View, California 94043, attention: Investor Relations, or from inSilicon by contacting inSilicon at 411 East Plumeria Drive, San Jose, California 95134, attention: Investor Relations.

Item 12.    Exhibits.

(a)(5)(1)	Joint press release issued by Synopsys, Inc. and inSilicon Corporation on July 23, 2002.

(a)(5)(2)	Questions and Answers regarding the tender offer transaction.

EXHIBIT INDEX

Exhibit Number	Description
(a)(5)(1)	Joint press release issued by Synopsys, Inc. and inSilicon Corporation on July 23, 2002.
(a)(5)(2)	Questions and Answers regarding the tender offer transaction.